UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 1-12609

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PG&E Corporation Retirement Savings Plan
(including the PG&E Corporation Retirement Savings Plan
for Union-Represented Employees)

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PG&E CORPORATION
77 Beale Street,
San Francisco, CA  94105

The assets of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees are held in a single master trust and share the same investment funds, including the PG&E Corporation Common Stock Fund.

REQUIRED INFORMATION

1.
The Statements of Net Assets Available for Benefits of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees as of December 31, 2014 and 2013 and the Statements of Changes in Net Assets Available for Benefits for the years then ended for such plans, together with the reports of Morris Davis Chan & Tan LLP, independent registered public accounting firm, are contained in this Annual Report.

2.	The Consent of Morris Davis Chan & Tan LLP, independent registered public accounting firm, is contained in Exhibit 1 to this Annual Report.

2

PG&E CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2014 AND 2013

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to the Financial Statements	6-12

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of PG&E Corporation Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP
Oakland, California
June 24, 2015

3

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
(in thousands)	2014	2013
Assets
Plan interest in Master Trust investments, at fair value	$2,803,373	$2,599,452
Receivables:
Employer contributions receivable	353	-
Participant contributions receivable	134	-
Notes receivable from participants	35,965	33,672
Total receivables	36,452	33,672
Total assets	2,839,825	2,633,124
Liabilities
Administrative expenses payable	43	42
Net assets available for benefits	$2,839,782	$2,633,082

See accompanying Notes to the Financial Statements.

4

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
(in thousands)	2014	2013
Additions to net assets attributed to:
Plan interest in Master Trust investment income	$248,634	$353,064
Contributions:
Employer	42,578	37,383
Participant	106,931	98,586
Rollover	11,008	8,602
Total contributions	160,517	144,571
Interest from notes receivable from participants	1,460	1,388
Total additions	410,611	499,023
Deductions to net assets attributed to:
Benefit distributions to participants	221,359	194,476
Administrative expenses	1,915	1,740
Total deductions	223,274	196,216
Net increase before asset transfers	187,337	302,807
Asset transfers in, net	19,363	24,552
Net increase	206,700	327,359
Net assets available for benefits:
Beginning of year	2,633,082	2,305,723
End of year	$2,839,782	$2,633,082

See accompanying Notes to the Financial Statements.

5

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan (“Plan” or “RSP”).  The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all non-represented employees, of PG&E Corporation and all companies owned by PG&E Corporation (collectively “PG&E Corporation Group”), as designated by the Employee Benefit Committee (“EBC”).  The Board of Directors of PG&E Corporation established the EBC to have oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan.  The EBC retains Fidelity Management Trust Company as the Trustee of the Plan (“Trustee”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust (“Master Trust”) holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (“Union RSP”).  The accompanying financial statements present the assets and liabilities of the Plan only.

Eligibility

In general, all Management and Administration & Technical employees of participating employers within the PG&E Corporation Group are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in 1 percent increments from 1 to 50 percent of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both.  Participants may also contribute amounts representing distributions from other qualified plans into the Plan.  Such “rollover” contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

As provided by the Internal Revenue Code (“Code”), the following table provides the dollar limitations under a 401(k) retirement plan for 2014 and 2013.  Section 415 of the Code requires the limits to be adjusted annually for cost-of-living increases.

Contribution Type	2014 Limits	2013 Limits
Annual compensation (1)	$260,000	$255,000
Defined contribution limits (2)	$52,000	$51,000
Elective deferral (3)	$17,500	$17,500
Catch-up contributions (4)	$5,500	$5,500

(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of 100 percent of the participant’s eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code.

Beginning January 1, 2013, all participants hired or rehired on or after January 1, 2013, are eligible for a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation.

All other participating employees hired before January 1, 2013 who elected to contribute to the Plan are eligible for a matching employer contribution of 75 percent of their elective employee contributions up to 6 percent of eligible compensation.

In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Retirement Plan or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan.  Participants who elected to participate in the Cash Balance Pension will receive a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation beginning January 1, 2014.

6

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each account is credited with the participant’s elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gain (losses) and certain investment management fees of the Master Trust.  Allocations of net investment gain (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are 100 percent vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan’s investment fund managers and the selection of the range of investment options.  Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds’ day-to-day investment operations.  Individual participants may select from 11 target date funds, 11 core funds, and a self-directed brokerage account.  Every five years, a new target date fund is added to maintain a complete target date horizon.  Target date funds with target retirement dates that have passed will merge into the retirement income fund.  Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time.  Employer matching contributions are initially invested in the PG&E Corporation Stock Fund, and participants may reallocate the employer contributions to other investment options once it has been credited to their account.

The Plan also contains an Employee Stock Ownership Plan. This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund. Participants may elect to receive their dividends earned from this fund in cash, reinvest their dividends earned from this fund back into the fund, or a combination of both.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the market value of the participant’s account balance.  Loans for general purposes have terms ranging up to 5 years and loans for the purchase of a primary residence have terms ranging up to 15 years.  The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1 percent, as determined by the Trustee, for the month in which the loan is requested.  The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant’s account.  Participants pay a one-time origination fee and quarterly maintenance fees for each loan. Participants may have up to 3 outstanding loans at any time.

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $5,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account (IRA) or other tax-qualified plan.  If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $5,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund. In the event of a participant’s death, the participant’s beneficiaries will receive the value of the participant’s account balance in a lump-sum payment. Participants must begin taking minimum distributions from the Plan by April 1 of the calendar year following the year in which they reach the age 70-1/2.  Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

7

Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group.  Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services.  Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is not permitted to exercise voting rights for any share without instructions from the participant.  However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

Plan Termination

The Board of Directors of PG&E Corporation reserves the right to amend or terminate the Plan at any time subject to the provisions of ERISA.  In the event the Plan is terminated, net assets of the Plan will be distributed to participants.  Participants will receive full payment of the balance in their accounts.  No plan assets may revert to PG&E Corporation or any company within the PG&E Corporation Group.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies. Actual results could differ from these estimates.

Fair Value Measurements

The Plan’s management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the “exit price.”  The Plan’s management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value.  An instrument’s level within the hierarchy is based on the lowest level of any significant input to the fair value measurement.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant’s interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant’s account each day based upon the account’s proportional share of the fund balance.

8

Interest income is recognized as it is earned.  Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends. Net appreciation or depreciation in the fair value of the Plan’s investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis.  Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions upon default.

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives.  During the years ended December 31, 2014 and 2013, the Master Trust held no direct investments in derivative instruments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 3: MASTER TRUST INVESTMENTS

The Plan’s investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

	As of December 31,
(in thousands)	2014	2013
Equity Funds	$2,085,810	$1,995,379
Target Date Funds	1,033,880	908,522
PG&E Corporation Stock Fund	908,611	816,954
Brokerage Link Accounts	640,991	607,535
Fixed Income Funds	605,127	537,647
Money Market Fund	523,952	520,753
Total Master Trust investments	$5,798,371	$5,386,790

Total Master Trust investments by plan:
RSP	$2,803,373	$2,599,452
Union RSP	2,994,998	2,787,338
Net assets available for benefits	$5,798,371	$5,386,790

9

The following investments represent 5 percent or more of the Master Trust’s net assets and 5 percent or more of the Plan’s net assets held through the Master Trust at December 31, 2014 and 2013:

	Master Trust		RSP
(in thousands)	2014	2013	2014	2013
RSP Large Company Stock Index Fund	$1,101,924	$1,030,967	$580,893	$544,744
PG&E Corporation Stock Fund	908,611	816,954	376,646	315,596
RSP Money Market Fund	523,952	520,753	203,281	204,857
RSP Bond Index Fund	454,007	394,452	224,015	196,973
RSP Small Company Stock Index Fund	424,267	422,532	205,169	206,061
RSP International Stock Index Fund	380,474	395,005	194,314	202,185

The following is a summary of investment income in the Master Trust by major category and the Plan’s total share of this net investment income based on participant account balances for the years ended December 31, 2014 and 2013:

	Year ended December 31,
(in thousands)	2014	2013
Net appreciation (depreciation) in fair value investments:
Equity Funds	$160,692	$467,532
Target Date Funds	55,256	108,749
PG&E Corporation Stock Fund	228,557	13,408
Brokerage Link Accounts	(1,393)	59,133
Fixed Income Funds	28,876	(11,847)
Money Market Fund	(7)	48
Net appreciation in fair value investments	471,981	637,023
Dividends and interest	65,456	58,459
Total Master Trust investment income	$537,437	$695,482

Total Master Trust investment income by plan:
RSP	$248,634	$353,064
Union RSP	288,803	342,418
Total Master Trust investment income	$537,437	$695,482

NOTE 4: FAIR VALUE MEASUREMENTS

The Master Trust measures certain assets at fair value.  A three-tier fair value hierarchy is established that prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activities.

10

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  Investments measured at fair value on a recurring basis for the Master Trust are summarized below.

	Fair Value Measurements at December 31, 2014
(in thousands)	Level 1	Level 2	Level 3	Total
Master Trust investments:
Brokerage Link Account	$640,991	$-	$-	$640,991
Money Market Fund	523,952	-	-	523,952
Equity Funds	-	2,085,810	-	2,085,810
Target Date Funds	-	1,033,880	-	1,033,880
PG&E Corporation Stock Fund	-	908,611	-	908,611
Fixed Income Funds	-	605,127	-	605,127
Total Master Trust investments, at fair value	$1,164,943	$4,633,428	$-	$5,798,371

	Fair Value Measurements at December 31, 2013
(in thousands)	Level 1	Level 2	Level 3	Total
Master Trust investments:
Brokerage Link Account	$607,535	$-	$-	$607,535
Money Market Fund	520,753	-	-	520,753
Equity Funds	-	1,995,379	-	1,995,379
Target Date Funds	-	908,522	-	908,522
PG&E Corporation Stock Fund	-	816,954	-	816,954
Fixed Income Funds	-	537,647	-	537,647
Total Master Trust investments, at fair value	$1,128,288	$4,258,502	$-	$5,386,790

The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument.  As of December 31, 2014 and 2013, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•
Mutual funds offered to participants either through the Brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions.  These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•
The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•
The equity funds, target date funds, PG&E Corporation stock fund, and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date. Equity funds, target date funds, and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded.  They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available.  As of December 31, 2014 and 2013, the PG&E Corporation stock fund, target date funds, equity funds, and fixed income funds are categorized as Level 2.

The PG&E Corporation stock fund, target date funds, equity funds, and fixed income funds are reported using net asset value as an estimate of fair value. The PG&E Corporation stock fund invests in PG&E stock. The target date funds invest in US and international common stock, marketable fixed income securities, and other publicly traded securities with an asset allocation that is suitable for a participant with a retirement date in the fund's specified target year. The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index. The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index. Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  The funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

11

Transfers Between Levels

The Master Trust recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2014 and 2013.

Level 3 Rollfoward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2014 and 2013.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments, including investments held in the Master Trust, are shares of funds managed by the Trustee.  The Plan also invests in PG&E Corporation common stock.  These transactions qualify as party-in-interest transactions under ERISA.

The party-in-interest transactions for the Plan comprised the following investments:

	As of December 31,
(in thousands)	2014	2013
PG&E Corporation Stock Fund	$376,646	$315,596
Fidelity managed funds	168,476	151,117
Total party-in-interest investments	$545,122	$466,713

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 9, 2015, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation.  PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan’s financial statements.  Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on both pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

On February 2, 2015, PG&E filed an application for a new tax determination letter with the IRS.  As of the date hereof, the IRS has not ruled on that application.

Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that more likely than not would not be sustained upon examination by the IRS and would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan management believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7: SUBSEQUENT EVENTS

In preparing the financial statements, subsequent transactions and events were evaluated for potential recognition.  Plan management determined that there are no subsequent transactions and events that require disclosure to or adjustment in the financial statements.

12

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

EIN      #:  94-3234914
PLAN  #:  001

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2014

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.50% maturing through 2030	$-	$35,965

(*)    Represents a party-in-interest to the Plan, as defined under ERISA.

13

PG&E CORPORATION

RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2014 AND 2013

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to the Financial Statements	6-13

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	14

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan for Union-Represented Employees

We have audited the accompanying statements of net assets available for benefits of PG&E Corporation Retirement Savings Plan for Union-Represented Employees (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP
Oakland, California
June 24, 2015

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
(in thousands)	2014	2013
Assets
Plan interest in Master Trust investments, at fair value	$2,994,998	$2,787,338
Receivables:
Employer contributions receivable	4,938	-
Participant contributions receivable	1,300	-
Notes receivable from participants	82,150	76,779
Total receivables	88,388	76,779
Total assets	3,083,386	2,864,117
Liabilities
Administrative expenses payable	108	103
Net assets available for benefits	$3,083,278	$2,864,014

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
(in thousands)	2014	2013
Additions to net assets attributed to:
Plan interest in Master Trust investment income	$288,803	$342,418
Contributions:
Employer	40,632	32,548
Participant	136,823	127,915
Rollover	5,290	4,339
Total contributions	182,745	164,802
Interest from notes receivable from participants	3,300	3,092
Total additions	474,848	510,312
Deductions to net assets attributed to:
Benefit distributions to participants	233,679	217,966
Administrative expenses	2,542	2,288
Total deductions	236,221	220,254
Net increase before asset transfers	238,627	290,058
Asset transfers out, net	(19,363)	(24,552)
Net increase	219,264	265,506
Net assets available for benefits:
Beginning of year	2,864,014	2,598,508
End of year	$3,083,278	$2,864,014

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (“Plan” or Union RSP).  The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering union-represented employees of PG&E Corporation and all companies owned by PG&E Corporation (collectively, “PG&E Corporation Group”), as designated by the Employee Benefit Committee (“EBC”). The Board of Directors of PG&E Corporation established the EBC to have oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan.  The EBC retains Fidelity Management Trust Company as the Trustee of the Plan (“Trustee”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust (“Master Trust”) holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan (“RSP”). The accompanying financial statements present the assets and liabilities of the Plan only.

Eligibility

In general, all union employees of participating employers within the PG&E Corporation are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in 1 percent increments from 1 to 20 percent of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both.  Participants may also contribute amounts representing distributions from other qualified plans into the Plan.  Such “rollover” contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

As provided by the Internal Revenue Code (“Code”), the following table provides the dollar limitations under a 401(k) retirement plan for 2014 and 2013.  Section 415 of the Code requires the limits to be adjusted annually for cost-of-living increases.

Contribution Type	2014 Limits	2013 Limits
Annual compensation (1)	$260,000	$255,000
Defined contribution limits (2)	$52,000	$51,000
Elective deferral (3)	$17,500	$17,500
Catch-up contributions (4)	$5,500	$5,500

(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of 100 percent of the participant’s eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code.

Beginning January 1, 2013, all participants hired or rehired on or after January 1, 2013 are eligible for a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation upon completing one year of service.

All other participating employees hired before January 1, 2013 are eligible for a matching employer contribution according to the following years of service:

Length of Service	Matching Employer Contribution
Less than 1 year of service	None
1 to 3 years of service	60 percent of the participant’s pre-tax and/or after-tax contributions that do not exceed 3 percent of the employee’s eligible compensation
3 years of service or more	60 percent of the participant’s pre-tax and/or after-tax contributions that do not exceed 6 percent of the employee’s eligible compensation

In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Retirement Plan or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan.  Participants who elected to participate in the Cash Balance Pension will receive a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation beginning January 1, 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each account is credited with the participant’s elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gains (losses) and certain investment management fees of the Master Trust.  Allocations of net investment gains (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are 100 percent vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan’s investment fund managers and the selection of the range of investment options.  Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds’ day-to-day investment operations.  Individual participants may select from 11 target date funds, 11 core funds, and a self-directed brokerage account.  Every five years, a new target date fund is added to maintain a complete target date horizon.  Target date funds with target retirement dates that have passed will merge into the retirement income fund.  Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time.  Employer matching contributions are initially invested in the PG&E Corporation Stock Fund, and participants may reallocate the employer contributions to other investment options once it has been credited to their account.

The Plan also contains an Employee Stock Ownership Plan. This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund. Participants may elect to receive their dividends earned from this fund in cash, reinvest their dividends earned from this fund back into the fund, or a combination of both.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the market value of the participant’s account balance.  Loans for general purposes have terms ranging up to 5 years and loans for the purchase of a primary residence have terms ranging up to 15 years.  The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1 percent, as determined by the Trustee, for the month in which the loan is requested.  The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant’s account. Participants pay a one-time origination fee and quarterly maintenance fees for each loan.  Participants may have up to 3 outstanding loans at any time.

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $5,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account (IRA) or other tax-qualified plan.  If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $5,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund. In the event of a participant’s death, the participant’s beneficiaries will receive the value of the participant’s account balance in a lump-sum payment. Participants must begin taking minimum distributions from the Plan by April 1 of the calendar year following the year in which they reach the age 70-1/2.  Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group.  Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services.  Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which a participant has not given instructions. However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

Plan Termination

The Board of Directors of PG&E Corporation reserves the right to amend or terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, net assets of the Plan will be distributed to participants.  Participants will receive full payment of the balance in their accounts. No plan assets may revert to PG&E Corporation or any company within the PG&E Corporation Group.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies. Actual results could differ from these estimates.

Fair Value Measurements

The Plan’s management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the “exit price.”  The Plan’s management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value.  An instrument’s level within the hierarchy is based on the lowest level of any significant input to the fair value measurement.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant’s interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant’s account each day based upon the account’s proportional share of the fund balance.

Interest income is recognized as it is earned.  Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends. Net appreciation or depreciation in the fair value of the Plan’s investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions upon default.

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives.  During the years ended December 31, 2014 and 2013, the Plan and the Master Trust held no direct investments in derivative instruments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 3: MASTER TRUST INVESTMENTS

The Plan’s investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The total Master Trust investments by major category and the Plan’s total share of these investments based on participant account balances are as follows:

	As of December 31,
(in thousands)	2014	2013
Equity Funds	$2,085,810	$1,995,379
Target Date Funds	1,033,880	908,522
PG&E Corporation Stock Fund	908,611	816,954
Brokerage Link Accounts	640,991	607,535
Fixed Income Funds	605,127	537,647
Money Market Fund	523,952	520,753
Total Master Trust investments	$5,798,371	$5,386,790

Total Master Trust investments by plan:
RSP	$2,803,373	$2,599,452
Union RSP	2,994,998	2,787,338
Net assets available for benefits	$5,798,371	$5,386,790

The following investments represent 5 percent or more of the Master Trust’s net assets and 5 percent or more of the Plan’s net assets held through the Master Trust at December 31, 2014 and 2013:

	Master Trust		Union RSP
(in thousands)	2014	2013	2014	2013
RSP Large Company Stock Index Fund	$1,101,924	$1,030,967	$521,031	$486,223
PG&E Corporation Stock Fund	908,611	816,954	531,965	501,358
RSP Money Market Fund	523,952	520,753	320,671	315,896
RSP Bond Index Fund	454,007	394,452	229,992	197,479
RSP Small Company Stock Index Fund	424,267	422,532	219,098	216,471
RSP International Stock Index Fund	380,474	395,005	186,160	192,820

The following is a summary of investment income in the Master Trust by major category and the Plan’s total share of this net investment income based on participant account balances for the years ended December 31, 2014 and 2013:

	Year ended December 31,
(in thousands)	2014	2013
Net appreciation (depreciation) in fair value investments:
Equity Funds	$160,692	$467,532
Target Date Funds	55,256	108,749
PG&E Corporation Stock Fund	228,557	13,408
Brokerage Link Accounts	(1,393)	59,133
Fixed Income Funds	28,876	(11,847)
Money Market Fund	(7)	48
Net appreciation in fair value investments	471,981	637,023
Dividends and interest	65,456	58,459
Total Master Trust investment income	$537,437	$695,482

Total Master Trust investment income by plan:
RSP	$248,634	$353,064
Union RSP	288,803	342,418
Total Master Trust investment income	$537,437	$695,482

NOTE 4: FAIR VALUE MEASUREMENTS

           The Master Trust measures certain assets at fair value.  A three-tier fair value hierarchy is established as a basis for considering fair value assumptions and for inputs used in the valuation methodologies in measuring fair value:

        Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  Investments measured at fair value on a recurring basis for the Master Trust are summarized below.

	Fair Value Measurements at December 31, 2014
(in thousands)	Level 1	Level 2	Level 3	Total
Master Trust investments:
Brokerage Link Account	$640,991	$-	$-	$640,991
Money Market Fund	523,952	-	-	523,952
Equity Funds	-	2,085,810	-	2,085,810
Target Date Funds	-	1,033,880	-	1,033,880
PG&E Corporation Stock Fund	-	908,611	-	908,611
Fixed Income Funds	-	605,127	-	605,127
Total Master Trust investments, at fair value	$1,164,943	$4,633,428	$-	$5,798,371

	Fair Value Measurements at December 31, 2013
(in thousands)	Level 1	Level 2	Level 3	Total
Master Trust investments:
Brokerage Link Account	$607,535	$-	$-	$607,535
Money Market Fund	520,753	-	-	520,753
Equity Funds	-	1,995,379	-	1,995,379
Target Date Funds	-	908,522	-	908,522
PG&E Corporation Stock Fund	-	816,954	-	816,954
Fixed Income Funds	-	537,647	-	537,647
Total Master Trust investments, at fair value	$1,128,288	$4,258,502	$-	$5,386,790

The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument.  As of December 31, 2014 and 2013, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•
Mutual funds offered to participants either through the Brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions.  These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•
The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•
The equity funds, target date funds, PG&E Corporation stock fund, and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.  Equity funds, target date funds, and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded.  They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available.  As of December 31, 2014 and 2013, the PG&E Corporation stock fund, target date funds, equity funds, and fixed income funds are categorized as Level 2.

The PG&E Corporation stock fund, target date funds, equity funds, and fixed income funds are reported using net asset value as an estimate of fair value. The PG&E Corporation stock fund invests in PG&E stock. The target date funds invest in US and international common stock, marketable fixed income securities, and other publicly traded securities with an asset allocation that is suitable for a participant with a retirement date in the fund's specified target year. The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index. The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index. Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  These funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

Transfers Between Levels

The Master Trust recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2014 and 2013.

Level 3 Rollfoward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2014 and 2013.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments, including investments held in the Master Trust, are shares of funds managed by the Trustee.  The Plan also invests in PG&E Corporation common stock.  These transactions qualify as party-in-interest transactions under ERISA.

The party-in-interest transactions for the Plan comprised the following investments:

	As of December 31,
(in thousands)	2014	2013
PG&E Corporation Stock Fund	$531,965	$501,358
Fidelity managed funds	122,268	112,208
Total party-in-interest investments	$654,233	$613,566

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 9, 2015, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation.    PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan’s financial statements. Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on both pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

On February 2, 2015, PG&E filed an application for a new tax determination letter with the IRS.  As of the date hereof, the IRS has not ruled on that application.

Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that more likely than not would not be sustained upon examination by the IRS and would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan management believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7: SUBSEQUENT EVENTS

In preparing the financial statements, subsequent transactions and events were evaluated for potential recognition.  Plan management determined that there are no subsequent transactions and events that require disclosure to or adjustment in the financial statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

EIN      #:  94-3234914
PLAN  #:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2014

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.50% maturing through 2030	$-	$82,150

(*)    Represents a party-in-interest to the Plan, as defined under ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PG&E CORPORATION RETIREMENT SAVINGS PLAN (including the PG&E Corporation Retirement Savings Plan for Union-Represented Employees)

By:	/S/ KENT M. HARVEY

Kent M. Harvey,
Chairman, Employee Benefit Committee PG&E Corporation

Date:  June 24, 2015